As filed with the Securities and Exchange Commission on August 15, 1997

                                                    Registration No. 333-0000000






                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                NUI CORPORATION
             (Exact name of registrant as specified in its charter)

                 New Jersey                                22-1869941
               (State or other jurisdiction of          (I.R.S. employer
               incorporation or organization)         identification no.)

               550 Route 202-206, Box 760        James R. Van Horn,
          Bedminster, New Jersey  07921-0760    General Counsel and Secretary
                 (908)781-0500                    550 Route 202-206, Box 760
                                            Bedminster, New Jersey  07921-0760
                                                         (908)781-0500
     (Address, including zip code, and           (Name, address, including zip
     telephone number including area code,       code, and telephone including
     of Registrant's principal executive              including area code,
     offices)                                        of agent for service)


              The Commission is requested to send copies of all orders,
                           communications and notices to:

               John T. Hood, Esq.                   Michael F. Cusick, Esq.
               Reid & Priest LLP            Winthrop, Stimson, Putnam & Roberts
               40 West 57th Street                   One Battery Park Plaza
               New York, New York 10019-4097    New York, New York 10004-1490



       Approximate date of commencement of proposed sale to public:   as
     soon as practicable after this Registration Statement becomes effective.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.



                           CALCULATION OF REGISTRATION FEE
                                          Proposed    Proposed
                                          maximum      maximum
       Title of each class   Amount to    offering    aggregate     Amount of
               of                be        price      offering    registration
        securities to be     registered     per       price(1)         fee
           registered                     share(1)

                             1,150,000      $22.375  $25,731,250     $7,798
      Common Stock, No Par     Shares
              Value

         Series A Junior     1,150,000      N/A          N/A           N/A
          Participating        Rights
         Preferred Stock
       Purchase Rights(2)

     (1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee based on the average high and low prices of the registrant's Common Stock as reported on the New York Stock Exchange on August 13, 1997.
     (2) Since no separate consideration is paid for the Series A Junior Participating Preferred Stock Purchase Rights (the "Rights"), the registration fee for such securities is included in
       the fee for the Common Stock.   The value attributable to the
       Rights, if any, is reflected in the market price of the Common
       Stock.


       The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


     SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED AUGUST 15,  1997

     PROSPECTUS

                                1,000,000 Shares
                             [NUI CORPORATION LOGO]
                                  Common Stock
                                 (No par value)

       NUI Corporation (the "Company") is offering hereby 1,000,000 shares of its common stock, no par value (the "Common Stock") and the appurtenant Preferred Stock Purchase Rights (the "Rights" and, together with the 1,000,000 shares of Common Stock, the "Shares"). The Common Stock is listed and traded on the New York Stock Exchange (the "NYSE") under the symbol NUI. On August 14, 1997, the closing sale price for the Common Stock on the NYSE was $22.375 per share.


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES
                                 COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             Price to        Underwriting        Proceeds to
                              Public          Discount(1)        Company(2)
     Per Share .......         $                  $                  $
     Total(3) ........     $                  $                 $

     (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
     (2) Amounts shown are before deducting expenses payable by the Company, estimated at $150,000.
     (3) The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 150,000 additional shares of Common Stock (the "Additional Shares") from the Company, on the same terms, solely to cover over-allotments, if any. If all of the Additional Shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $________, $________ and $________, respectively.  See "Underwriting."


       The Shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject
     orders in whole or in part.   It is expected that delivery of the
     Shares will be made in New York, New York, on or about _________________, 1997.


     Merrill Lynch & Co.                           Morgan Stanley Dean Witter


              The date of this Prospectus is                     , 1997.

       Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the
     registration statement becomes effective.   This Prospectus shall not
     constitute an offer to sell or the solicitation of any offer to buy nor shall there by any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.


          CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES. SUCH TRANSACTIONS MAY INCLUDING STABILIZING, THE PURCHASE OF SHARES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


                                 AVAILABLE INFORMATION

            The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, Suite 1300, New York, New York, 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company; the address of such site is http://www.sec.gov. The Common Stock is listed for trading on the NYSE. Reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

            The Company has filed a Registration Statement on Form S-3 (together with all exhibits and amendments thereto, the "Registration Statement") with the SEC under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Shares. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the Registration Statement.
          Statements contained herein concerning any document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                    INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

            The following documents heretofore filed by the Company with the SEC are hereby incorporated by reference in this
          Prospectus:

            1. The Company's Annual Report on Form 10-K for the
               fiscal year ended September 30, 1996;

            2. The Company's Quarterly Reports on Form 10-Q for the
               quarters ended December 31, 1996, March 31, 1997 and
               June 30, 1997;

            3. The Company's Current Report on Form 8-K, dated
               February 26, 1997; and

            4. The Company's Registration Statement on Form 8-A dated December 1, 1995.

            All documents subsequently filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus; provided, however, that all documents so filed in each fiscal year during which the offering made by this Prospectus is in effect shall not be incorporated by reference or be a part hereof from and after the date of filing of the Company's Annual Report on Form 10-K for such fiscal year.

            Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

            The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Request for such documents should be addressed to NUI Corporation, 550 Route 202-206, Box 760, Bedminster, New Jersey 07921-0760, Attention: Corporate Secretary, telephone number (908) 781-0500. The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in any or all documents which have been or may be incorporated in this Prospectus by reference.



                               PROSPECTUS SUMMARY

       The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and by information appearing in the documents incorporated herein by reference and, therefore, should be read together therewith.

                                  The Offering
     Company ........................................    NUI Corporation
     Common Stock Offered (excluding the Additional     1,000,000 shares
     Shares) ........................................
     Common Stock Outstanding as of July 31, 1997 ...   11,352,425 shares
     Common Stock Closing Price Range per Share
       (August 15, 1996 through August 14, 1997) ....   $18.125 - $23.50
     Common Stock Closing Price on August 14, 1997 ..        $22.375
     NYSE Symbol ....................................          NUI
     Indicated Annual Dividend Per Share ............         $0.94
     Use of Proceeds ................................     To repay
                                                      indebtedness and
                                                      for general
                                                      corporate purposes.
                                                      See "Use of
                                                      Proceeds."

                      Summary Consolidated Financial Data
            (Dollar amounts in thousands, except per share amounts)
                             Twelve             Fiscal Years Ended
                          Months Ended             September 30,
                            June 30,
                              1997
                           (Unaudited)      1996      1995(1)   1994(2)(3)



     Income statement
     data:
     Operating revenues     $   559,372  $  468,978  $ 376,445  $  405,240
     Operating margins          167,798     163,298    153,266     144,646
     Operations and
      maintenance
      expenses                   93,419      94,497     90,523      90,904
     Operating income            34,463      32,881     23,859      25,840
     Net income                  18,448      14,896      5,517      10,780
     Net income,
      excluding non-
      recurring items        $   18,448  $   14,489  $  11,074   $   9,586
     Weighted average
      number of shares
      of Common Stock
      outstanding            11,122,876   9,819,431  9,152,837   8,617,790
     Net income per
      share of Common
      Stock                       $1.66       $1.52      $0.60       $1.25
     Net income per
      share of Common
      Stock, excluding
      non-recurring items          $1.66       $1.52      $1.21       $1.11
     Dividends paid per
      share of Common
      Stock                        $0.93       $0.90      $0.90       $1.60


     (1) Net income and net income per share for fiscal 1995 reflect restructuring and other non-recurring charges amounting to $8.6 million ($5.6 million after tax), or $0.61 per share.

     (2) Net income and net income per share for fiscal 1994 reflect the reversal of $1.8 million of income tax reserves and restructuring and other non-recurring charges amounting to $0.9
       million ($0.6 million after tax).   The effect of these items
       increased net income by $1.2 million, or $0.14 per share.
     (3) Fiscal 1994 reflects the merger of Pennsylvania & Southern Gas Company into the Company as of April 19, 1994, which was accounted for as a purchase in accordance with generally accepted accounting principles.



                                       June 30, 1997 (unaudited)
                                       Actual         As Adjusted(1)
                                   Amount   Percent   Amount   Percent
     Balance sheet data:
     Total assets                 $720,862            $720,862
     Capital lease obligations       9,454               9,454
     Current portion of long-
      term debt and capital lease
      obligations                    1,439
     Notes payable to banks         60,730
     Capitalization
        Common shareholders'
        equity                     200,122    46.5%   $              %
         Long-term debt           $230,100    53.5%                  %
                                   -------    ----      -------   ---
           Total capitalization   $430,222    100%    $              %
                                   =======    ===       =======   ===
     (1) As adjusted for the issuance and anticipated use of the net proceeds from the sale of the Shares (excluding the Additional Shares) of $ __________.



                                       MAP

             [Map of locations of Registrant's utility operations.]


                                THE COMPANY

     General

       The Company was incorporated in New Jersey in 1969, and is engaged primarily in the sale and transportation of natural gas. The Company serves more than 359,000 utility customers in six states through its Northern and Southern operating divisions. The Northern Division operates in New Jersey as Elizabethtown Gas Company. The Southern Division was formed effective April 1, 1995 through the consolidation of the Company's City Gas Company of Florida and Pennsylvania & Southern Gas Company ("PSGS") operations. PSGS, which operated as North Carolina Gas Service, Elkton Gas Service (Maryland), Valley Cities Gas Service (Pennsylvania) and Waverly Gas Service (New York), was acquired by the Company on April 19, 1994.

       In addition to gas distribution operations, the Company provides retail gas sales and related services through its NUI Energy, Inc. subsidiary (formerly Natural Gas Services, Inc.); bill processing and related customer services for utilities and municipalities through its Utility Business Services, Inc. subsidiary (formerly Utility Billing Services, Inc.); and wholesale energy brokerage and related service through its NUI Energy Brokers, Inc. subsidiary. In February 1997, the Company formed a wholly owned, indirect subsidiary, NUI Sales Management, Inc. ("NUI Sales").

           On May 19, 1997, NUI Sales acquired a 49% limited liability company interest in T.I.C. Enterprises, L.L.C. ("TIC") for a purchase price of $22 million. TIC engages in the business of recruiting, training and managing sales professionals and serving as sales and marketing representatives for various businesses, including NUI
     Energy, Inc. The acquisition was effective as of January 1, 1997 and is being accounted for under the equity method. Under the terms of an LLC Interest Purchase Agreement, TIC will continue the business previously conducted by T.I.C. Enterprises, Inc. Such agreement also includes a provision for an additional incentive payment up to a maximum of $5.2 million if TIC's fiscal 1997 earnings, before interest and taxes, exceed $5 million. In addition, NUI Sales has the option, during the period beginning April 1, 2001 (subject to a one-year extension by the seller), to purchase the remaining 51% interest in TIC. The excess of the purchase price over the Company's share of the underlying equity in net assets of TIC is estimated on a preliminary basis to be approximately $20 million and is being amortized on a straight line basis over a 15 year period. If the Company is required to make an additional incentive payment as set forth above, such amount will also be amortized on a straight line basis over 15 a year period.

       The principal executive offices of the Company are located at 550 Route 202-206, Bedminster, New Jersey 07921-0760, telephone (908) 781-0500.

     Territory and Customers Served

       The Company's utility operations serve more than 359,000 customers, of which approximately 67% are in New Jersey and 33% are in the Southern Division states. Approximately 54% of the Company's utility customers are residential and commercial customers that purchase gas primarily for space heating. The Company's operating revenues for fiscal 1996 amounted to $469 million, of which approximately 66% was generated by utility operations in the Northern Division, 22% was generated by utility operations in the Southern Division states and 12% by the Company's unregulated activities. Gas volumes sold or


     transported in fiscal 1996 amounted to 105.7 million Mcf, of which approximately 65% was sold or transported in New Jersey, 17% was sold or transported in the Southern Division states and 18% represented unregulated sales. An Mcf is a basic unit of measurement for natural gas comprising 1,000 cubic feet of gas.

       Northern Division

       The Company, through its Northern Division, provides gas service to approximately 239,000 customers in franchised territories within seven counties in central and northwestern New Jersey. The Northern Division's 1,300 square-mile service territory has a total population of approximately 950,000. Most of the Northern Division's customers are located in densely-populated central New Jersey, where increases in the number of customers are primarily from conversions to gas heating from alternative forms of heating.

       Effective January 1, 1995, the New Jersey Board of Public Utilities (the "NJBPU") authorized new tariffs to provide for the unbundling of natural gas transportation and sales service to commercial and industrial customers. As of September 30, 1996, 845 commercial sales customers had switched to transportation-only service under the new tariff. Despite the transfer to transportation service, the commercial sales market continues to grow. In fiscal 1996, 27 schools and 490 businesses converted to gas heating systems with the Company or switched from interruptible service to commercial firm service.
     The Company also has an economic development program to help spur economic growth and jobs creation which provides grants and reduced rates for qualifying businesses that start up, relocate or expand within designated areas.

       The Company's industrial customers also have the ability to switch to transportation service and purchase their gas from other suppliers. The rate charged to transportation customers is less than the rate charged to firm industrial and commercial sales customers because the transportation customer rate does not include any cost of gas component. However, the operating margins from both rates are substantially the same.

       The Northern Division's "interruptible" customers have alternative energy sources and use gas on an "as available" basis. Variations in the volume of gas sold or transported to these customers do not have a significant effect on the Company's earnings because, in accordance with New Jersey regulatory requirements, 90% to 95% of the margins that otherwise should be realized on gas sold or transported to interruptible customers are used to reduce gas costs charged to firm sales customers.

       The Company provides gas sales and transportation services comprising 20% of the primary fuel requirements of a 614 megawatt cogeneration facility that began commercial operation in New Jersey in July 1992 to supply electric power to New York City. In fiscal 1996, sales and transportation of gas to this customer accounted for approximately 5% of the Company's operating revenues and approximately 7% of total gas sold or transported. The Company was authorized by the NJBPU to retain a total of approximately $2.3 million of the operating margins realized from these sales. The Company reached this maximum during fiscal 1995 and, therefore, all margins realized from the sale of gas to this customer in fiscal 1996 were used to reduce gas costs charged to firm customers.

       In order to maximize the value of the Company's gas supply portfolio, in fiscal 1995 the Company began selling available gas supply and excess interstate pipeline capacity to other gas service companies and to customers located outside of the Company's service territories. The price of gas sold to these customers is not regulated by the NJBPU, however, the NJBPU has authorized the Company to retain 20% of the margins realized from these sales. The remaining 80% of these margins is used to reduce gas costs charged to firm customers.

       Southern Division

       City Gas Company of Florida ("CGF"). CGF is the second largest natural gas utility in Florida, supplying gas to over 97,000 customers in Dade and Broward Counties in south Florida, and in Brevard, Indian River and St. Lucie Counties in central Florida. CGF's service areas cover approximately 3,000 square miles and have a population of approximately 1.7 million.

       CGF's residential customers purchase gas primarily for water heating, clothes drying and cooking. Some customers, principally in Brevard County, also purchase gas to provide space heating during the relatively mild winter season. Year-to-year growth in the average number of residential customers primarily reflects new construction. The rate of residential market growth was lower in fiscal 1996 as compared with fiscal 1995 reflecting the application of more selective investment feasibility standards. The rate of residential market growth is expected to increase in fiscal 1997 as more central Florida residential projects have qualified for main extensions under the Company's investment feasibility standards, principally reflecting lower Company costs to complete projects and more effective marketing practices.

       CGF's commercial business consists primarily of schools, businesses and public facilities, of which the number of customers tends to increase concurrently with the continuing growth in population within its service areas. As with its residential markets, the Company is seeking to maximize the utilization of its existing mains by emphasizing marketing efforts toward potential commercial business along these lines.

       CGF's industrial customers and certain commercial customers are served under tariffs applicable to "interruptible" customers. Unlike the Company's Northern Division, CGF's interruptible customers do not generally have alternative energy sources, although their service is on an "as available" basis. The Company retains all of the operating margins from sales to these customers.

       North Carolina Gas Service ("NCGS"). The Company, through NCGS, provides gas service to approximately 13,100 customers in Rockingham and Stokes Counties in North Carolina, which territories comprise approximately 560 square miles. During fiscal 1996, NCGS sold or transported approximately 3.9 million Mcf of gas as follows: 24% sold to residential customers, 14% sold to commercial customers, 44% sold to industrial customers and 18% transported to commercial and industrial customers.

       Elkton Gas Service ("Elkton"). The Company, through Elkton, provides gas service to approximately 3,400 customers in franchised territories comprising approximately 14 square miles within Cecil County, Maryland. During fiscal 1996, Elkton sold approximately 603,000 Mcf of gas as follows: 34% sold to residential customers, 38% sold to commercial customers and 28% sold to industrial customers.

       Valley Cities Gas Service ("VCGS") and Waverly Gas Service ("WGS"). VCGS and WGS provide gas service to approximately 6,100 customers in franchised territories comprising 104 square miles within Bradford County, Pennsylvania and the Village of Waverly, New York and surrounding areas, respectively. During fiscal 1996, VCGS and WGS sold or transported approximately 3.9 million Mcf of gas as follows:
     15% sold to residential customers, 8% sold to commercial customers, 9% sold to industrial customers and 68% transported to commercial and industrial customers.


                              USE OF PROCEEDS

       The net proceeds to the Company (excluding the Additional Shares)
     from the sale of the Shares are estimated to be $        million.
     Approximatley $22 million of the net proceeds will be used for repaying short-term indebtedness of the Company incurred to finance the acquisition of a 49% limited liability company interest in TIC by NUI Sales. Such short-term indebtedness consists of revolving credit loans with a weighted average borrowing rate of 5.813% per annum from May 16, 1997
     (the date on which funds were borrowed for the TIC acquisition) through August 14, 1997. Any remainder of the net proceeds will be used for general corporate purposes.


                   COMMON STOCK DIVIDENDS AND PRICE RANGE

       The Common Stock is listed on the NYSE and is traded under the symbol "NUI." The following table sets forth, for the fiscal periods indicated, the dividends declared and the high and low trading prices per share of Common Stock, as reported by the NYSE:

                                                         Price Range
   Fiscal Years Ended September 30     Quarterly      High         Low
                                         Cash
                                       Dividends
     1995:
     First Quarter ...............         $0.225     $18.375       $13.50
     Second Quarter ..............          0.225       16.50        14.25
     Third Quarter ...............          0.225       17.50       14.625
     Fourth Quarter ..............          0.225      16.875       14.875

     1996:
     First Quarter ...............         $0.225      $17.75       $15.75
     Second Quarter ..............          0.225       19.25       17.125
     Third Quarter ...............          0.225       20.00        16.75
     Fourth Quarter ..............          0.225       20.00        16.50

     1997:
     First Quarter ...............         $0.235      $23.50      $18.875
     Second Quarter ..............          0.235      23.625        19.25
     Third Quarter ...............          0.235       22.50        19.00
     Fourth Quarter through                 0.235      23.375        19.75
     August 14, 1997 .............


       The closing sale price of the Common Stock on August 14, 1997, on the NYSE was $22.375 per share.

       There were 6,851 shareholders of record of Common Stock at July 31, 1997.

       The Company's long-term debt agreements include, among other things, restrictions as to the payment of cash dividends. Under the most restrictive of those provisions, as of June 30, 1997, the Company would have been permitted to pay $40.7 million of cash dividends.


                        DESCRIPTION OF CAPITAL STOCK

     Authorized Capital Stock

       The Company is authorized to issue up to 30,000,000 shares of Common Stock and 5,000,000 shares of preferred stock (the "Preferred Stock").

     Common Stock

       Each share of Common Stock is entitled to one vote on matters to be voted upon by the shareholders and is not entitled to cumulative voting rights in the election of directors. Under the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"), the affirmative vote of the holders of at least 75% of all the then-outstanding shares of voting stock, voting as a single class, are required to alter, amend or repeal the provisions of the Certificate of Incorporation (or any provision of the By-Laws of the Company (the "By-Laws") which is to the same effect) relating to rights, preferences and limitations of each class of common and preferred stock; the number, classification, election or removal of directors; action taken by the Company's shareholders; the calling of special meetings of shareholders; limited liability and indemnification rights of directors and officers of the Company; and the required voting percentage for the amendment of the Certificate of Incorporation. In the case of liquidation, dissolution or winding up of the Company's affairs, whether voluntary or involuntary, all assets remaining after payment of creditors and holders of all classes and series of Preferred Stock (if any are outstanding) are required to be divided among the holders of the Common Stock in proportion to their holdings. The holders of shares of Common Stock do not have preemptive, redemption or conversion rights. Dividends on the Common Stock may, by action of the Board of Directors of the Company (the "Board"), be declared and paid from time to time as permitted by law.

     Transfer Agent and Registrar

       First Chicago Trust Company of New York is the Transfer Agent and Registrar for the Common Stock.

     Preferred Stock

       The Board is authorized to provide for the issuance of shares of Preferred Stock, in one or more series, and to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, as are stated in the resolution adopted by the Board providing for the issuance of such series and as permitted by New Jersey law.

     Certain Anti-Takeover Effects

       The Certificate of Incorporation and By-Laws provide that the Board shall be divided into three classes with directors in each class serving three-year terms. Approximately one-third of the Board will be elected each year. The classification of the Board pursuant to the By-Laws may delay shareholders from removing a majority of the Board for two years, unless removal for cause can be established and the required 75% vote for removal can be obtained, as provided in the Certificate of Incorporation. Because the existence of a classified Board may operate to delay a potential purchaser's ability to obtain control of the Board in a relatively short period of time, a classified Board may have the effect of discouraging attempts to acquire significant minority positions with the intent of obtaining control of the Company by electing a slate of directors. Also, because neither the New Jersey Business Corporation Act nor the Certificate of Incorporation requires cumulative voting, a purchaser of a block of Common Stock constituting less than a majority of the outstanding shares will have no assurance of proportional representation on the Board.

       The Certificate of Incorporation also provides that directors may be removed only for cause and only by the affirmative vote of holders of at least 75% of the outstanding shares of voting stock, voting as a single class, and that shareholder action can be taken only at an annual or special meeting of shareholders, and prohibits shareholder action in lieu of a meeting unless such action is by unanimous written consent. The Certificate of Incorporation and the By-Laws provide that, subject to the rights of any holders of any series of Preferred Stock, special meetings of shareholders can only be called pursuant to a resolution adopted by a majority of the authorized directors of the Company.

       As described above, the Board is authorized to provide for the issuance of shares of Preferred Stock, in one or more series, and to fix by resolution of the Board, and to the extent permitted by New Jersey law, the terms and conditions of each such series. The authorized shares of Preferred Stock, as well as shares of Common Stock, are available for issuance without further action by the shareholders, unless such action is required by applicable law or the rules of the NYSE. Although the Board has no present intention of doing so, other than as discussed below under "_Preferred Stock Purchase Rights," it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt by including class voting rights that would enable the holders thereof to block such a transaction. The Board will make any determination to issue such shares based on its judgment as to the best interests of the Company, its then existing shareholders and its other statutory constituencies.

       The provisions described above could impede the completion of a merger, tender offer, acquisition or other transaction that some or a majority of the shareholders might believe to be in their best interests or in which the shareholders might receive a premium for their Common Stock over the then market price of such Common Stock.


     Preferred Stock Purchase Rights

       Reference is made to the Rights Agreement, dated as of November 28, 1995 (the "Rights Agreement"), between the Company and Mellon Securities Trust Company, as Rights Agent, filed with the SEC. The following statements are qualified in their entirety by such reference. Certain of the capitalized terms used in the following description have the meanings set forth in the Rights Agreement.

       The Company has adopted a shareholder rights plan pursuant to which holders of Common Stock outstanding at the close of business on December 8, 1995 or issued thereafter are granted one preferred share purchase right (the "Right") on each outstanding share of Common Stock. The description and terms of the Rights are set forth in the Rights Agreement.

       Each Right, initially evidenced by and traded with shares of Common Stock, entitles the registered holder to purchase one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock, no par value (the "Preferred Shares"), at a purchase price of $50, subject to adjustment in certain circumstances, regulatory approval and other specified conditions. The Rights will separate from the Common Stock and will be exercisable only if a person or group acquires 15% or more of the outstanding Common Stock or announces a tender offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Stock.

       If any person or group acquires 15% or more of the outstanding Common Stock (other than an acquisition pursuant to an offer for all outstanding shares of Common Stock at a price and on terms which the majority of the independent Directors of the Company determine to be fair to, and otherwise in the best interest of, the shareholders), each Right will entitle its holder (other than such person or members of such group), subject to regulatory approval and other specified conditions, to purchase that number of shares of Common Stock (or, in certain circumstances, cash property or other securities of the Company) having a value of twice the Right's exercise price. In lieu of requesting payment of the Purchase Price upon exercise of the Right following any such event, the Company may provide that each Right be exchanged for one share of Common Stock.

       In addition, in the event that, at any time following the date when any person or group acquires 15% or more of the outstanding Common Stock, (i) the Company engages in a merger or consolidation in which the Company is not the surviving corporation, (ii) the Company engages in a merger or consolidation with another person in which the Company is the surviving corporation, but in which all or part of its Common Stock is changed or exchanged, or (iii) more than 50% of the Company's assets or earning power is sold or transferred (except with respect to clauses (i) and (ii), a merger or consolidation (a) which follows an offer described in the preceding paragraph and (b) in which the amount and form of consideration is the same as was paid in such offer), proper provision will be made so that each Right would thereafter entitle its holder to purchase that number of the acquiring company's common shares having a value at that time of twice the Right's exercise price.

       At any time prior to the earlier of (i) the date on which an event described in the second preceding paragraph occurs and (ii)
     November 28, 2005, the Board may redeem the Rights in whole, but not in part, at a price of $.001 per Right, payable in cash or securities or both. The Rights will expire on November 28, 2005.

       The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board.


                                UNDERWRITING

       The Underwriters named below (the "Underwriters"), acting through their representatives, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions of the Purchase Agreement with the Company, to purchase from the Company the number of Shares set forth below opposite their respective names. The Underwriters are committed to purchase all such Shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased.

                                                   Number of
                   Underwriter                       Shares
     Merrill Lynch, Pierce, Fenner
       & Smith Incorporated ...............
     Morgan Stanley & Co. Incorporated ....

                                                    ---------
                      Total                         1,000,000
                                                    =========

       The Representatives have advised the Company that they propose initially to offer the shares to the public at the Price to Public set forth on the cover page of this Prospectus, and to certain dealers at
     such price less a concession not in excess of $    per share.  The
     Underwriters may allow, and such dealers may reallow, a discount not
     in excess of $    per share on sales to certain other dealers.  After
     the initial public offering, such concession and discount may be changed.

       The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase severally up to 150,000 additional Shares, solely for the purpose of covering over-allotments, if any, at the Price to Public less the Underwriting Discount set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of additional Shares that the number of Shares to be purchased by it, as shown in the foregoing table, bears to the 1,000,000 Shares offered hereby.

       Until the distribution of the Shares is completed, rules of the SEC may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Shares. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Shares.


       If the Underwriters create a short position in the Shares in connection with the offering, i.e., if they sell more than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Shares in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

       The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase Shares in the open market to reduce the Underwriters' short position or to stabilize the price of the Shares, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those Shares as part of the offering.

       In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

       Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Shares. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

       The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

                             VALIDITY OF SHARES

       The validity of the Shares will be passed upon for the Company by James R. Van Horn, Esq., Bedminster, New Jersey, Vice President and Secretary of and General Counsel to the Company, and Reid & Priest LLP, New York, New York, special counsel to the Company. The validity of the Shares will be passed upon for the Underwriters by Winthrop, Stimson, Putnam & Roberts, New York, New York. Reid & Priest LLP and Winthrop, Stimson, Putnam & Roberts may rely on the opinion of James
     R. Van Horn, Esq. as to legal matters arising under New Jersey law.


                                  EXPERTS

       The Company's audited Consolidated Financial Statements and Schedule and audited Summary Consolidated Financial Data included or incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report thereon, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.

     No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date as of which information is given in this Prospectus. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.





          TABLE OF CONTENTS

                                   Page
     Available Information         2
     Incorporation of Certain
       Documents by Reference      2
     Prospectus Summary            4
     Map                           5
     The Company                   6
     Use of Proceeds               8
     Common Stock Dividends
       and Price Range             9
     Description of Capital
       Stock                       9
     Underwriting                  12
     Validity of shares            13
     Experts                       13






           1,000,000 Shares





        [NUI CORPORATION LOGO]






             Common Stock






              PROSPECTUS

         Merrill Lynch & Co.

      Morgan Stanley Dean Witter



           _______ __, 1997







                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

     Item 14.  Other Expenses of Issuance and Distribution.*

       Securities and Exchange Commission Registration Fee       $  7,798
       Printing and engraving expenses ...............             35,000
       Stock exchange listing fees ...................              7,000
       Transfer Agents' and Registrars' charges ......              1,000
       Counsel fees ..................................             70,000
       Accountants' fee ..............................             25,000
       Miscellaneous expenses ........................              4,202

          Total ......................................           $150,000

     __________
     * All amounts other than the Securities and Exchange Commission registration fee are estimated.

     Item 15.  Indemnification of Directors and Officers.

       Article X of the Certificate of Incorporation reads as follows:

          "(a) A Director or officer of the Company shall not be personally liable to the Company or its Shareholders for monetary damages for breach of fiduciary duty as Director or officer, as the case may be, except to the extent that such exemption from liability or limitation of liability is not permitted under the New Jersey Business Corporation Act as currently in effect or as subsequently amended. No amendment to or repeal of this Article X and no amendment to or repeal or termination of effectiveness of any law permitting the exemption from or limitation of liability provided for in this Article X shall apply to or have any effect on the liability or alleged liability of any Director or officer for or with respect to any acts or omissions of that director or officer occurring prior to such amendment, repeal or termination of effectiveness.

          (b)(1) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigate (hereinafter a "proceeding"), by reason of the fact that such person or anyone for whom such person is the legal representative, is or was a Director or officer of the Company or is or was serving at the request of the Company as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or inaction in an official capacity as a Director, officer, employee or agent or in any other capacity while serving as a Director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the New Jersey Business Corporation Act or any other law, as the same exists or may hereafter be amended (but in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in this paragraph (b), the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification conferred in this paragraph (b) shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the New Jersey Business Corporation Act requires, the payment of such expenses incurred by a Director or officer in his or her capacity as a Director or officer of the Company (and not in any other capacity in which service was or is rendered by such person while a Director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Director or officer, to repay all amounts so advanced unless it shall ultimately be determined that such Director or officer is entitled to be indemnified under this Section or otherwise. The Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of Directors and officers.

          (2) Right of Claimant to Bring Suit. If a claim under subparagraph (b)(1) is not paid in full by the Company within 30 days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or part, the claimant shall be entitled to be paid also the expense (including, without limitation, reasonable attorney fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the New Jersey Business Corporation Act for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, independent legal counsel, or its Shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standard of conduct set forth in the New Jersey Business Corporation Act nor an actual determination by the Company (including its Board of Directors, independent legal counsel, or its Shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

          (3) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this paragraph (b) shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of Shareholders or disinterested Directors or otherwise.

          (4) Insurance. The Company may maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the New Jersey Business Corporation Act."

       Pursuant to New Jersey Business Corporation Act, Section 14A:3-5, a New Jersey corporation may indemnify its directors, officers, employees or agents in their capacities as such, or when serving as such for any other enterprise at the request of the corporation (each such person a "Corporate Agent"), against expenses and liabilities in connection with any proceedings. Good faith and a reasonable belief that the conduct was in or not opposed to the best interests of the corporation and, with respect to a criminal proceeding, no reasonable cause to believe that the conduct was unlawful, must be found by a majority vote of a quorum of disinterested directors, by independent legal counsel in a written opinion or by the shareholders. In proceedings by or in the right of the corporation, a Corporate Agent, when the above standards of conduct are found as set forth in the previous sentence, may be indemnified for expenses. However, if the court judges a Corporate Agent liable to the corporation, no indemnification shall be provided except as the court deems proper. A Corporate Agent must be indemnified against expenses by the corporation to the extent such Corporate Agent has been successful on the merits or otherwise in a proceeding arising out of such Corporate Agent's duties. A corporation may pay the expenses incurred by a Corporate Agent in advance of final disposition of the proceeding if such payments are authorized by the board of directors of the corporation upon the receipt of an undertaking by or on behalf of such Corporate Agent to repay such amount if it shall be ultimately determined that such Corporate Agent is not entitled to indemnification under Section 14A:3-5 of the New Jersey Business Corporation Act.

       The Purchase Agreement contains provisions for indemnification by the Underwriters of the Company and directors and officers against certain liabilities.

       The Registrant has insurance policies covering certain of its liabilities and expenses which might arise in connection with its lawful indemnification of its directors and officers for certain of their liabilities and expenses. In addition, the Registrant carries liability insurance on behalf of its directors and officers against expenses incurred in any proceeding and any liabilities asserted against them by reason of their being or having been a director or officer.


     Item 16.  Exhibits.

  Exhibit
  No.
               Description                          Reference


  1            Form of Purchase Agreement           To be filed by
                                                    amendment

  4(i)         Amended and Restated Certificate     Incorporated by
               of Incorporation, amended and        reference to Exhibit
               restated as of December 1, 1995      3(i) of Registrant's
                                                    Annual Report on
                                                    Form 10-K for Fiscal
                                                    1995

  4(ii)        By-Laws, amended and restated as     Incorporated by
               of October 24, 1995                  reference to Exhibit
                                                    3(ii) of
                                                    Registrant's Annual
                                                    Report on Form 10-K
                                                    for Fiscal 1995

  4(iii)       Rights Agreement, dated as of        Incorporated by
               November 28, 1995, between the       reference to Exhibit
               Company and Mellon Securities        10.1 of Registrant's
               Trust Company, as Rights Agent       Current Report on
                                                    Form 8-K, filed
                                                    December 1, 1995

  5(i)         Opinion of James R. Van Horn,        Filed herewith
               Esq.

  5(ii)        Opinion of Reid & Priest LLP         Filed herewith

  23(i)        Consent of James R. Van Horn,        Filed herewith
               Esq.                                 (contained in
                                                    Exhibit 5(i))

  23(ii)       Consent of Reid & Priest LLP         Filed herewith
                                                    (contained in
                                                    Exhibit 5(ii))

  23(iii)      Consent of Arthur Andersen LLP       Filed herewith

  24           Power of Attorney                    Filed herewith (see
                                                    page II-6)


     Item 17.  Undertakings.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

       The undersigned Registrant hereby undertakes that:

       (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities being offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                SIGNATURES

       Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Bedminster, State of New Jersey, on the 15th day of August, 1997.

                                NUI CORPORATION



                                By:  /s/ John Kean, Jr.
                                   John Kean, Jr., President


                             POWER OF ATTORNEY

       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John Kean, Jr. and James R. Van Horn and each of them severally his or her true and lawful attorneys-in-fact and agents, with full power and authority, including power of substitution and resubstitution, and in his or her name, place and stead in any and all capacities, separately to execute in the name of each such person, and to file, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, any and all amendments (including post-effective amendments) to this Registration Statement as such attorneys-in-fact and agents, or their respective substitutes or any of them separately, executing such amendments deem necessary or advisable to enable NUI Corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, granting to said attorneys-in-fact, agents and substitutes full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, and does hereby ratify and confirm all that such attorneys-in-fact, agents or substitutes or any of them separately, may lawfully do or cause to be done by virtue thereof.

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                  Title                   Date



     /s/ John Kean, Jr.          President, Chief            August 15, 1997
     John Kean, Jr.              Executive Officer and
                                 Director (principal
                                 executive officer)

     /s/ John Kean               Chairman and Director       August 15, 1997
     John Kean

     /s/Stephen M. Liaskos       Controller (principal        August 15, 1997
     Stephen M. Liaskos          financial and accounting
                                 officer)

     /s/ Calvin R. Carver             Director                August 15, 1997
     Calvin R. Carver

     /s/ Vera King Farris             Director                August 15, 1997
     Vera King Farris

     /s/ James J. Forese              Director                August 15, 1997
     James J. Forese

     /s/ Bernard S. Lee               Director                August 15, 1997
     Bernard S. Lee

     /s/ R. Van Whisnand              Director                August 15, 1997
     R. Van Whisnand

     /s/ John Winthrop                Director                August 15, 1997
     John Winthrop


                      APPENDIX TO ELECTRONIC FORMAT DOCUMENT




          The Company's logo will appear on the front and back cover pages of the Prospectus. The logo will contain the stylized words "NUI Corporation", and the words "National Utility Investors", in block letters, will appear immediately to the right of the stylized words.

          A map of the eastern portion of the United States will be set forth in the section of the Prospectus titled "MAP". Such map will depict the states along the eastern coast of the United States and certain states contiguous thereto and identify the states in which Waverly Gas Service, Valley Cities Gas Service, Elizabethtown Gas Company, Elkton Gas Service, North Carolina Gas Service and City Gas Company of Florida operate.


                              NUI CORPORATION
                               EXHIBIT INDEX


      Number        Description                        Sequentially
                                                         Numbered
                                                           Pages

     5(i)           Opinion of James R. Van Horn,
                    Esq.
     5(ii)          Opinion of Reid & Priest LLP
     23(iii)        Consent of Arthur Andersen LLP